paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A


10016133

02 August 2010

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st July 2010.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of
Mortgage Trust Services PLC which is authorised and
regulated by the Financial Services Authority



INVESTOR IN PEOPLE

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Director/PDMR Shareholding	02 July 2010	02 July 2010	DTR3.1.4
2. Regulatory Announcement – Blocklisting Interim Review	12 July 2010	12 July 2010	LR3.5.6
3. Regulatory Announcement – Interim Management Statement	29 July 2010	29 July 2010	DTR4.3

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	10:10 02-Jul-2010
Number	7236O10

RNS Number : 7236O
Paragon Group Of Companies PLC
02 July 2010

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	THE PARAGON GROUP OF COMPANIES PLC		NOTIFICATION IN ACCORDANCE WITH DTR 3.1.2R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	MR ALAN KEITH FLETCHER		DIRECTOR PERSONALLY
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF DIRECTOR NAMED IN 3 ABOVE		ORDINARY SHARES OF £1.00 EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	BREWIN NOMINEES LIMITED A/C GROSS		SHARE PURCHASE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	25,000		0.0084%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13.	Price per share or value of transaction	14.	Date and place of transaction
	£1.16		1 JULY 2010, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	125,000 0.0418%		1 JULY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries
			JOHN G. GEMMELL GROUP COMPANY SECRETARY 0121 712 2075

Name of authorised official of issuer responsible for making notification

JOHN G. GEMMELL
GROUP COMPANY SECRETARY

Date of notification: 2 JULY 2010

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Story

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:39 12-Jul-2010
Number	1834P09

RNS Number : 1834P
Paragon Group Of Companies PLC
12 July 2010

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 12 July 2010

Name of *applicant*:		The Paragon Group of Companies PLC		
Name of scheme:		Paragon Performance Share Plan and Paragon Matching Share Plan		
Period of return:	From:	11/01/2010	To:	11/07/2010
Balance of unallotted securities under scheme(s) from previous return:		0		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return		8,392,549		

(if any increase has been applied for):	(Block listing admitted on 11/01/2010)
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):	294,473
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	8,098,076

Name of contact:	Mr John G. Gemmell Group Company Secretary
Telephone number of contact:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Interim Management Statement
Released	07:00 29-Jul-2010
Number	1130Q07

RNS Number : 1130Q
Paragon Group Of Companies PLC
29 July 2010

THE PARAGON GROUP OF COMPANIES PLC

Interim Management Statement

The Paragon Group of Companies PLC today publishes its Interim Management Statement based on the performance of the business from 1 April 2010 to date, including a commentary on the unaudited financial information for the period from 1 October 2009 to 30 June 2010.

The Group's financial performance during the third quarter of the financial year continued to be strong, contributing to operating profits (before exceptional and fair value items) for the nine months to 30 June 2010 of £47.6 million. Pre-tax profits, inclusive of an exceptional profit of £5.7 million on the purchase of Group securitised bonds and a charge of £0.5 million for fair value hedging items, were £52.7 million for the period.

The performance of the Group since the end of the third quarter has been consistent with that quarter.

Trading

Arrears within the buy-to-let portfolio improved further during the third quarter, with the proportion of the portfolio three months or more in arrears reducing to 0.97% at 30 June 2010 from 1.17% at 31 March 2010. In addition, the number of accounts in arrears within the secured consumer finance book remained stable. These improvements in arrears trends contributed to a lower impairment charge in both segments of

the business from the previous two quarters. The impact of the funding shortage on the availability of competitor products, combined with our customer retention programme, has served to keep the level of redemptions low.

Cash generation from the Group's SPVs has remained strong over the period and, as a result, free cash balances increased during the quarter to £145.4 million.

Business Activity

During the quarter, a period of weakness in the bond markets provided us with the opportunity to buy back £12.5 million nominal of Group securitisation bonds at a cost of £7.3 million, generating an exceptional profit of £5.2 million.

As we have previously stated, we aim to recommence lending when funding market conditions are appropriate. Discussions with potential warehouse providers continue and, whilst we cannot provide any guidance regarding timing or outcome, the Group continues to make operational preparations for the recommencement of lending. This may include, from time to time, the testing of products and distribution in the market. The Group continues to finance buy-to-let and secured consumer finance further advances through its current securitisation arrangements.

Outlook

The Group's financial position continues to strengthen through positive cash generation and we expect interest rates to remain at the current low levels at least into next year, with a continuing beneficial impact on borrower payment performance. In the absence of a significant increase in competition within the buy-to-let finance market in the foreseeable future, we expect redemption levels to remain low.

The Group is well positioned to re-enter the lending market when funding conditions are appropriate.

For further information, please contact:

Nigel S Terrington 0121 712 2024
Chief Executive

Nicholas Keen 0121 712 2000
Finance Director

Andy Berry 020 7544 3044
Fishburn Hedges

This information is provided by RNS
The company news service from the London Stock Exchange

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